Robert C. Shrosbree

Executive Director Legal,

Corporate & Securities

General Motors Company

Legal Staff

300 GM Renaissance Center

Mail Code- 482-C23-D24

Detroit, Michigan,

48265-300

Tel: 313-665-8452

Fax: 313-665-4979

robert.shrosbree@gm.com

June 16, 2014

VIA HAND DELIVERY AND EDGAR SUBMISSION

Re:	General Motors Company

Registration Statement on Form S-4

Filed May 22, 2014

File No. 333-196192

Dear Mr. Dobbie:

This letter sets forth the response of General Motors Company (the “Company”) to the comment contained in your letter, dated May 30, 2014, relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2014. The comment of the Staff of the Commission (the “Staff”) is set forth in bold/italicized text below, and the Company’s response is set forth in plain text immediately beneath such comment.

We also advise the Staff that the Company has today transmitted for filing under the Securities Act of 1933, as amended, pre-effective Amendment No. 1 to the Registration Statement (the “Amendment”). Where, through the Amendment, the Company has revised the Registration Statement in response to the Staff’s comment, we have noted the applicable page number in our response.

Mr. Justin Dobbie

June 16, 2014

Forward-Looking Statements, page iv

1.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:

The Company acknowledges the Staff’s comment, and has revised the Registration Statement to remove the references to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. See page v of the Amendment.

*  *  *

Mr. Justin Dobbie

June 16, 2014

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding the response in this letter, please feel free to contact either (i) Robert C. Shrosbree, Executive Director Legal, Corporate & Securities of the Company at (313) 665-8452 or (ii) William L. Tolbert, Jr. (740-633-9500) or Brian R. Boch (312-923-2880) of Jenner & Block LLP, counsel to the Company.

Very Truly Yours,

/s/ Robert C. Shrosbree

Robert C. Shrosbree

Executive Director Legal, Corporate & Securities

cc:	Ada D. Sarmento

Securities and Exchange Commission

William L. Tolbert, Jr.

Brian R. Boch

Jenner & Block LLP